UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 375916103

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 29, 2024, the Issuer announced that the Board has called an Annual and Special Meeting of Shareholders (the “Meeting”) to be held on May 28, 2024, in response to the Reporting Persons’ requisition for a Special Meeting, delivered on January 9, 2024, seeking the removal and replacement of eight incumbent directors and requesting the Board set a date in March 2024. Despite having called the Special Meeting as part of a combined Meeting, the Issuer simultaneously announced that it would be seeking a court judgment to invalidate and cancel the Special Meeting.

In response to the Issuer’s announcement, the Reporting Persons issued a press release (the “January 29 Press Release”) voicing their severe disappointment with, among other things, the Board’s decision to set a meeting date for nearly five months after receiving the Reporting Persons’ valid requisition.

Usman S. Nabi, of the Reporting Persons, and Peter M. Lee commented as follows in the January 29 Press Release:

“Through its actions, including refusing to set a timely date for the Meeting, the Board is once again demonstrating a complete disregard for sound corporate governance and a total lack of respect for the will of shareholders. It appears the Board has learned nothing from its recent string of ill-conceived decisions and publicity stunts, which seem to have only succeeded in alienating shareholders. Indeed, it is as if the Board is oblivious to the fact that holders of approximately 35% of Gildan’s outstanding shares publicly support our campaign and efforts to expeditiously reinstate Glenn Chamandy as Chief Executive Officer. It is clear to us – and presumably to all other Gildan shareholders – that setting a Meeting date nearly five months after receiving a valid requisition for a Special Meeting is a transparent attempt to buy time for a seemingly unqualified Chief Executive Officer with a record of value destruction and an entrenched Board.

With respect to Gildan’s comments regarding Browning West’s requisition and the Company’s planned court application, we are severely disappointed by the Board’s continued attempts to distract shareholders by focusing on a U.S. regulatory question that is entirely irrelevant to our valid requisition under Canadian law. The Board has acknowledged in its own press release that it agrees with the view of a critical mass of shareholders that a speedy resolution of the current situation is in the Company’s best interest, which is precisely what a more urgently called Special Meeting would provide. Why then is the Board choosing to waste shareholder resources on a legal action that does not change the reality that Browning West – and more significantly, ~35% of Gildan’s outstanding shares – clearly support holding a Special Meeting? The Board is also fully aware that Browning West can easily pivot from a Special Meeting and pursue the exact same Board reconstitution through a regular proxy process. The only logical explanation for why the Board is pursuing a legal challenge is that it is being led astray by its high-priced legal advisors, who are economically incentivized to recommend scorched-earth tactics. Any legal action at this point only further impugns the Board’s credibility and will serve as another justification for replacing a majority of the sitting directors. Browning West is considering all of its rights.

The Board should recognize Gildan’s stakeholders have been suffering through a vacuum of credible leadership for almost two months, and each day of delay risks permanent damage to the Company. We urge the Board to reconsider its self-serving decision and hold our requisitioned Special Meeting without unjustifiable delay.”

4

CUSIP No. 375916103

On January 31, 2024, the Reporting Persons announced that, after careful consideration, they have decided to nominate a slate of eight highly qualified candidates for election to the Board at the Issuer’s Annual Meeting scheduled for May 28, 2024, rather than via a Special Meeting. In their press release (the “January 31 Press Release”), the Reporting Persons noted that they had submitted a requisition for the Special Meeting as it was the fastest path to reverse the Board’s mistakes, but the Board has acted in a far more entrenched manner than they could have imagined, by, among other things, both delaying and converging the Annual Meeting with the Special Meeting. As the Annual and Special Meeting are now to be held on the same date, the Reporting Persons believe there are several advantages to utilizing the Annual Meeting path instead of the Special Meeting:

(i)	Running a slate of director candidates at the Issuer’s Annual Meeting enables the Reporting Persons to simplify the voting process for shareholders while accomplishing the same outcome. If the Board had promptly convened the Reporting Persons’ requisitioned Special Meeting, shareholders would have been asked to vote on the removal and election of directors. At the Annual Meeting, all of the sitting directors’ terms will expire, meaning shareholders will only be voting on the election of candidates for the Board. This provides a cleaner and more convenient format for shareholders to easily elect the Reporting Persons’ slate of eight highly qualified candidates in place of eight value-destroying incumbents;
(ii)	Running a slate of director candidates at the Issuer’s Annual Meeting positions the Reporting Persons to eliminate the costly sideshow created by the Board’s scorched earth legal tactics. Now that the Board is finally allowing corporate democracy to play out at the Annual Meeting, there is no need for these directors to continue to waste precious shareholder capital on litigation aimed at invalidating the Reporting Persons’ requisition. Unlike the current Board, the Reporting Persons are focused on preserving value by minimizing the absurd level of shareholder funds being wasted to aggressively attack the Issuer’s largest owners; and
(iii)	Running a slate of director candidates at the Issuer’s Annual Meeting allows shareholders to reject the seemingly unqualified Chief Executive Officer Vincent Tyra, who has a troubling record of value destruction. When the Reporting Persons submitted their requisition for the Special Meeting on January 9, 2024, Mr. Tyra had not yet been appointed as Chief Executive Officer and a member of the Board. By focusing their efforts on the Annual Meeting, the Reporting Persons can give all shareholders the opportunity to reject Mr. Tyra and his track record of value destruction in an unambiguous manner.

Copies of the January 29 Press Release and January 31 Press Release are attached hereto as Exhibits 99.1 and 99.2, respectively, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	January 29 Press Release.
99.2	January 31 Press Release.

5

CUSIP No. 375916103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

6